UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16  UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number: 001-32677

ADVANTAGE ENERGY INCOME FUND
(Translation of registrant’s name into English)

700, 400 – 3rd Avenue SW Calgary, Alberta, Canada T2P 4H2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes __     No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXHIBIT          TITLE

99.1	Press release dated July 7, 2009 − Advantage Announces Closing of $102 Million Trust Unit Financing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANTAGE ENERGY INCOME FUND (Registrant)
	By:	/s/ Craig Blackwood
Date: July 7, 2009		Name: Craig Blackwood Title: Vice President Finance

EXHIBIT 99.1

Advantage Energy Income Fund – News Release

July 7, 2009

FOR IMMEDIATE RELEASE, NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Advantage Announces Closing of $102 Million Trust Unit Financing

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or the "Fund") (AVN.UN – TSX, AAV – NYSE) announces that it has closed its previously announced bought deal financing (the "Financing") through a syndicate of underwriters led by RBC Capital Markets and including Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., FirstEnergy Capital Corp., Tristone Capital Inc. and Thomas Weisel Partners Canada Inc. Pursuant to the Financing, the Fund issued 17,000,000 trust units at a price of $6.00 per trust unit for gross proceeds of $102 million.

Advantage has granted the underwriters an over-allotment option on the same terms as the Financing, exercisable in whole or in part within 30 days from today, to purchase up to an additional 2,550,000 trust units at a price of $6.00 per trust unit. If the over-allotment option is exercised following completion of Advantage's proposed conversion to a corporation, the underwriters will receive common shares of Advantage Oil & Gas Ltd. upon exercise of the over-allotment option instead of trust units.

All of the net proceeds of the Financing will initially be used by the Fund to repay indebtedness under its credit facilities, which will be available to be subsequently redrawn and applied as needed to fund Advantage's capital expenditure program.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Trust Units have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

For further information contact:

Investor Relations

Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND

700, 400 – 3rd Avenue SW, Calgary, Alberta T2P 4H2

Phone: (403) 718-8000, Fax: (403) 718-8300

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com

Advisory

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond  Advantage's  control,  including:  the  impact  of  general  economic  conditions;  industry conditions;

changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.